SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED
2006 AUG -8 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 August 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06015811

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 2 August 2006 as published in the South China Morning Post in Hong Kong on 3 August 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

dw 8/8

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION

The Board of Directors announces that, on 31 July 2006, Cuscaden, Allgreen, SHL and Hasfield entered into the Deed with DBS whereby the Subordinated Loans shall be subordinated to the Superior Debt during the term of the Facility Agreement.

Cuscaden is owned as to 30% by SHL, 14.6% by Hasfield and 55.4% by Allgreen. SHL is an indirect wholly-owned subsidiary of the Company. Hasfield is an indirect wholly-owned subsidiary of SHPCL (which is 73.61% indirectly owned by the Company).

Cuscaden is a connected person of the Company by virtue of its being a Substantial Shareholder of a subsidiary of the Company. Hence, the execution of the Deed constitutes a connected transaction of the Company under the Listing Rules and is subject to reporting and announcement requirements but is exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of the Company.

DETAILS OF THE PRINCIPAL TERMS OF THE DEED

RECEIVED
2006 AUG -8 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 31 July 2006

Parties:
(i) Cuscaden
(ii) Allgreen
(iii) SHL
(iv) Hasfield
(v) DBS

Duration: The Deed is in force as long as any part of the Superior Debt is owing or remains outstanding. The maximum duration of the Superior Debt is five years.

Purpose : As one of the conditions for the granting of the Facilities by DBS to Cuscaden, each of the Shareholders and Cuscaden acknowledge and severally undertake and agree with each other and with DBS that, so long as any part of the Superior Debt is owing or shall remain outstanding, all the Subordinated Loans shall be subordinated to all the Superior Debt and accordingly, during such period, shall be subject to the terms and conditions as stipulated in the Deed.

Amount of the Subordinated Loans:	The amount of the Subordinated Loans is initially fixed at S$50,000,000 (approximately US$31,545,741) (the "**Initial Subordinated Loans**"). Under the Facility Agreement, Cuscaden will have to maintain a positive net worth at all times provided that, initially, the Initial Subordinated Loans can be utilised towards the calculation of Cuscaden's net worth for this purpose. However, if the addition of the Initial Subordinated Loans is insufficient to maintain a positive net worth of Cuscaden in future, then shareholders' loans in excess of the Initial Subordinated Loans will be subordinated to the Superior Debt and be utilised towards the calculation of Cuscaden's net worth.

EFFECT OF THE SUBORDINATION

Based on the amount of the Initial Subordinated Loans, an amount of S$22,300,000 (approximately US$14,069,401) owed by Cuscaden to the Group will be subordinated to the Superior Debt (the "**Initial SA Subordinated Loans**").

If the net worth of Cuscaden becomes negative during the term of the Facility Agreement, the Group may be required to subordinate further SA Shareholders' Loans to the Superior Debt. As at the date of the Deed, the Group has advanced S$53,236,790 (approximately US$33,587,880) to Cuscaden by way of shareholders' loans. Therefore, based on the current amount of SA Shareholders' Loans, the SA Subordinated Loans is not expected to exceed S$53,236,790 (approximately US$33,587,880).

REASONS FOR ENTERING INTO THE DEED

The Deed was entered into to enable Cuscaden to obtain the Facilities from DBS. Cuscaden will utilize the Facilities for refinancing all its existing banking facilities, for its working capital purposes, for the purpose of renovation and refurbishment of the Property and/or for the partial repayment of the loans from its Shareholders which are existing at the date of the Facility Agreement.

The terms of the Deed were arrived at after arm's length negotiations between the parties.

The Directors (including the independent non-executive Directors) believe that the terms of the Deed are on normal commercial terms which are fair and reasonable and it is in the best interests of the Company and its shareholders as a whole for SHL and Hasfield to enter into the Deed with Cuscaden, Allgreen and DBS.

IMPLICATIONS UNDER THE LISTING RULES

Cuscaden is a Substantial Shareholder interested in 25% of the issued shares of an indirect 75%-owned subsidiary of the Company. Therefore, Cuscaden is a connected person of the Company at the subsidiaries' level.

Cuscaden is owned as to 30% by SHL, 14.6% by Hasfield and 55.4% by Allgreen. SHL is an indirect wholly-owned subsidiary of the Company. Hasfield is an indirect wholly-owned subsidiary of SHPCL (which is 73.61% indirectly owned by the Company).

The amount of the Initial SA Subordinated Loans of S$22,300,000 (approximately US$14,069,401) exceeds 0.1% but is less than 2.5% under the assets ratio and consideration ratio as calculated pursuant to the Listing Rules. If further SA Shareholders' Loans are required to be subordinated to the Superior Debt in order to maintain a positive net worth of Cuscaden, the maximum amount of the SA Subordinated

Loans (which, based on the current amount of SA Shareholders' Loans, amounts to S$53,236,790 (approximately US$33,587,880)) will exceed 0.1% but is not expected to exceed 2.5% under the assets ratio and consideration ratio as calculated pursuant to the Listing Rules. Accordingly, pursuant to Rule 14A.66(2), the execution of the Deed is subject to reporting and announcement requirements but is exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of the Company.

INFORMATION ABOUT THE PARTIES

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

Cuscaden is the owner and operator of a hotel called Traders Hotel, Singapore and a shopping complex in Singapore called Tanglin Mall. Its wholly-owned subsidiary owns a mixed retail commercial office development in Singapore called Tanglin Place.

The Allgreen Group is principally engaged in property development and investment, project and property management and trading in building materials.

SHL is principally engaged in hotel ownership and operation and the leasing of residential and serviced apartments.

Hasfield is principally engaged in investment holding.

DBS is a company incorporated in Singapore.

GENERAL

As at the date of this announcement, the Directors are Messrs. Kuok Khoon Loong, Edward[+], Ye Longfei[+], Giovanni Angelini[+], Lui Man Shing[+], Ng Si Fong, Alan[+], Ho Kian Guan[@], Lee Yong Sun[@], Roberto V. Ongpin[@], Alexander Reid Hamilton[#], Wong Kai Man[#] and Timothy David Dattels[#], Madam Kuok Oon Kwong[@] and Mr. Ho Kian Hock[@] (alternate to Mr. Ho Kian Guan).

DEFINITIONS

In this announcement, the following expressions shall have the following meanings, unless the context requires otherwise:

"Allgreen"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"Allgreen Group"	Allgreen and its subsidiaries (as defined in Section 5 of the Companies Act, Chapter 50 of Singapore);
"Board of Directors"	the board of Directors of the Company;

"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the SGX;
"Cuscaden"	Cuscaden Properties Pte Ltd, a company incorporated in Singapore and which is directly owned as to 30% by SHL, 14.6% by Hasfield and 55.4% by Allgreen;
"DBS"	DBS Bank Ltd., a company incorporated in Singapore;
"Deed"	Deed of Subordination dated 31 July 2006 entered into between Cuscaden, Allgreen, SHL, Hasfield and DBS relating to the subordination of the Subordinated Loans to the Superior Debt;
"Directors"	directors of the Company;
"Facilities"	The facilities of up to an aggregate principal amount of S$100,000,000 (approximately US$63,091,483) granted by DBS to Cuscaden under the Facility Agreement;
"Facility Agreement"	The Facility Agreement dated 31 July 2006 entered into between Cuscaden and DBS in relation to the Facilities;
"Further SA Subordinated Loans"	the SA Shareholders' Loans in excess of the Initial SA Subordinated Loans that have been taken into account as Cuscaden's net worth to enable Cuscaden to maintain a positive net worth;
"Group"	the Company and its subsidiaries;
"Hasfield"	Hasfield Holdings Pte Ltd, a company incorporated in Singapore and which is an indirect wholly-owned subsidiary of SHPCL (which is 73.61% indirectly owned by the Company);
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Property"	Traders Hotel and Tanglin Mall in Singapore;
"SA Shareholders' Loans"	the Shareholders' Loans of SHL and Hasfield;
"SA Subordinated Loans"	the Initial SA Subordinated Loans and the Further SA Subordinated Loans;
"SGX"	Singapore Exchange Securities Trading Limited;
"Shareholders"	SHL, Hasfield and Allgreen;
"Shareholders' Loans"	all principal sums for which Cuscaden is presently and may hereafter become indebted to the Shareholders;

"SHL"	Shangri-La Hotel Limited, a company incorporated in Singapore and which is 100% indirectly owned by the Company;
"SHPCL"	Shangri-La Hotel Public Company Limited, a company listed on the Stock Exchange of Thailand and which is 73.61% indirectly owned by the Company;
"Subordinated Loans"	the amount of the Shareholders' Loans subordinated to the Superior Debt under the Deed;
"Subsidiary"	Has the meaning ascribed to it in Section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"Substantial Shareholder"	In relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the company;
"Superior Debt"	all amounts (whether of principal, interest, fees or otherwise) owing or payable (whether contingently or otherwise) from Cuscaden to DBS under or arising out of the Facilities and its related securities;
"S$"	Singapore dollars, the lawful currency of Singapore; and
"US$"	United States dollars, the lawful currency of the United States of America.

Amounts denominated in S$ in this announcement have been converted into US$ at the rate of US$1 = S$1.585 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 2 August 2006

* *For identification purpose only*
\+ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

2 August 2006 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 1 August 2006 released to Bursa Malaysia an announcement (the "Announcement") in relation to the change in Boardroom and the change in Audit Committee of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Change in Boardroom

Date of change	: **27/07/2006**
Type of change	: **Resignation**
Designation	: **Director**
Directorate	: **Non Independent & Non Executive**
Name	: **HARUN BIN HALIM RASIP**
Age	: **52**
Nationality	: **Malaysian**
Qualifications	: **Bachelor of Commerce Degree (Accounting) from the University of Western Australia. Member of Australian Institute of Chartered Accountants and Malaysian Institute of Accountants**
Working experience and occupation	: **1. Director of Halim Rasip Holdings Sdn Bhd Group 2. Chairman and Co-Chief Executive of Integrax Berhad 3. Executive Committee member of the Federation of Public Listed Companies Berhad and sits on its Technical & Regulatory Committee and Accounting Standard Sub-Committee**
Directorship of public companies (if any)	: **1. Integrax Berhad 2. Federation of Public Listed Companies Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**

Change in Audit Committee

Date of change	: **27/07/2006**
Type of change	: **Cessation**
Designation	: **Member of Audit Committee**
Directorate	: **Non Independent & Non Executive**
Name	: **HARUN BIN HALIM RASIP**
Age	: **52**
Nationality	: **Malaysian**
Qualifications	: **Bachelor of Commerce Degree (Accounting) from the University of Western Australia. Member of Australian Institute of Chartered Accountants and Malaysian Institute of Accountants**
Working experience and occupation	: **1. Director of Halim Rasip Holdings Sdn Bhd Group 2. Chairman and Co-Chief Executive of Integrax Berhad 3. Executive Committee member of the Federation of Public Listed Companies Berhad and sits on its Technical & Regulatory Committee and Accounting Standard Sub-Committee**
Directorship of public companies (if any)	: **1. Integrax Berhad 2. Federation of Public Listed Companies Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
Composition of Audit Committee (Name and Directorate of members after change)	: **1. Dato' Seri Ismail Farouk Abdullah (Chairman) (Independent Non-Executive Director) 2. Datuk Supperamaniam a/l Manickam (Independent Non-Executive Director)**